SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 7TH, 2019

DATE, TIME AND PLACE: May 7th, 2019, at 10.00 a.m, at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Norte, 12º andar, Sala 1212, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Alberto Emmanuel Carvalho Whitaker, Carlo Nardello, Gesner José de Oliveira Filho, Herculano Anibal Alves, Pietro Labriola and Raimondo Zizza, either in person or by means of audio or videoconference, as provided in paragraph 2, Article 25 of the Company's By-laws. Justified absence of Messrs. Elisabetta Romano and Piergiorgio Peluso.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn - Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2)
To acknowledge on the Quarterly Information Report (“ITRs”) of the 1st quarter of 2019, dated as of March 31st, 2019; (3) To acknowledge on the status of corporate project; and (4) To resolve on the internal audit’s annual plan for the year of 2019 (April 1st, 2019 to March 31st, 2020).

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on April 30th and May 6th, 2019, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) Acknowledgedon the Quarterly Information Report (“ITRs”) of the 1st quarter of 2019, dated as of march 31st, 2019 according to the information provided by the Company’s administration and the independent auditors, PricewaterhouseCoopers (“PwC”), and were informed of the favorable assessment of the Company’s Fiscal Council and CAE, through Mr. Walmir Kesseli, Chairman of the Fiscal Council, and Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the CAE. According to the clarifications provided by Mr. Alexandre Alvares, representative of PwC, the referred report was subject to limited review by the independent auditors.

(3)  After the presentation of preliminary studies by the financial area on the corporate reorganization project, in order to seek operational and financial optimizations, the Board members authorized the Company’s administration to expand the internal studies, to hire external consultants, and to carry out all preliminary and necessary acts to verify the feasibility of the initiative and the effective conditions for its implementation. Upon completion of such studies, the project will be duly submitted for resolution by this Board.

(4) Approved the internal audit’s annual work plan for 2019, according to the favorable assessment of the Statutory Audit Committee recorded at its meeting held on March 18th, 2019, and the material presented by Mr. Alberto Ragazzini, Director of the Internal Audit area of the Company.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Agostino Nuzzolo, Alberto Emmanuel Carvalho Whitaker, Carlo Nardello, Gesner José de Oliveira Filho, Herculano Anibal Alves, Pietro Labriola and Raimondo Zizza.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 7th, 2019.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:May 7, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.